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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(B) OR
                 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                    NEW ENGLAND INVESTMENT COMPANIES, L.P.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              13-3405992
      (STATE OF INCORPORATION OR        (I.R.S. EMPLOYER IDENTIFICATION NO.)
             ORGANIZATION)

     399 BOYLSTON STREET, BOSTON,                       02116
             MASSACHUSETTS                           (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICES)

                               ----------------

  If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

  If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [_]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

               TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED              EACH CLASS IS TO BE REGISTERED
               -------------------              ------------------------------
              LP Units representing                New York Stock Exchange
             limited partner interests

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      N/A
                               (TITLE OF CLASS)

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                              Page 1 of 11 Pages
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

  The Form 8-A description of the Registrant's securities listed on the New York Stock Exchange and registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, is hereby amended and restated as of December 29, 1997, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the amendment and restatement of the agreement of limited partnership of the Registrant.

                            DESCRIPTION OF LP UNITS

  As of December 28, 1997, there were outstanding 44,313,953 units representing a limited partner's interest ("LP Units") representing an aggregate 99.8% interest in New England Investment Companies, L.P. ("NEIC" or the "Partnership"). The LP Units and the 110,000 units representing a general partner's interest ("GP Units") outstanding (representing the other 0.2% interest in the Partnership) in general participate pro rata in the Partnership's income, gain, losses, deductions, credits and distributions, except with respect to certain expenses associated with the Partnership's Restricted Unit Plan (the "RUP"), special allocations required under
Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code"), and certain other items. The GP Units and the LP Units are collectively referred to herein as the "Units."

  New England Investment Companies, Inc, the general partner of the Partnership ("NEIC, Inc." or the "General Partner"), has the authority to issue additional LP Units or other securities of the Partnership. See "Description of the Partnership Agreement" for an additional description of the rights of Unitholders. Issuance of such additional securities may dilute the interest of a holder of LP Units in the Partnership.

  In the event of a liquidation, dissolution and winding up of the Partnership, the Units will be entitled to receive pro rata, to the extent of positive balances in their respective capital accounts, any assets remaining after satisfaction of Partnership liabilities and establishment of necessary reserves. See "Description of the Partnership Agreement--Dissolution and Liquidation."

  LP Units are evidenced by certificates (the "LP Certificates"). LP Units are freely transferable by assignment of LP Certificates except as restricted by federal or state securities laws. The Partnership will be entitled to treat the record holder as the owner for all purposes. See "Description of the Partnership Agreement--Transfer of LP Units."

  No partner is entitled to preemptive rights in respect of issuances of securities by the Partnership. The transfer agent and registrar for the LP Units is The Bank of New York.

                   DESCRIPTION OF THE PARTNERSHIP AGREEMENT

  The following paragraphs summarize certain provisions of the Second Amended and Restated Partnership Agreement of NEIC dated as of December 29, 1997 (the "Partnership Agreement") ("PA" for purposes of section references). The following discussion is qualified in its entirety by reference to the Partnership Agreement filed as an exhibit hereto. Wherever particular sections of, or terms defined in, the Partnership Agreement are referred to, such sections or defined terms are incorporated herein by reference. Capitalized terms not otherwise defined herein are as defined in the Partnership Agreement.

ORGANIZATION AND DURATION

  The Partnership was organized as a Delaware limited partnership in 1987. New England Investment Companies, Inc., a subsidiary of Metropolitan Life Insurance Company since August 1996, assumed the position of General Partner on September 15, 1993. The General Partner is the sole general partner of the Partnership, and holds all of the GP Units thereof. Under certain conditions, the General Partner may exchange its GP Units for LP Units, and vice versa. (PA Section 4.2).

                              Page 2 of 11 Pages
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  The Partnership will continue in existence until its termination pursuant to the Partnership Agreement. (PA Section 2.5). See "Description of the Partnership Agreement--Dissolution and Liquidation."

PURPOSE, BUSINESS AND MANAGEMENT

  The Partnership Agreement provides that the purpose of the Partnership is to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"). (PA Section 3.1). The General Partner currently intends that the business of the Partnership will be to serve as the Advising General Partner of NEIC Operating Partnership, L.P. ("NEICOP").

  The General Partner is generally authorized to do all things it deems appropriate or necessary in the conduct of the business and affairs of the Partnership. (PA Section 7.1). In particular, the General Partner may issue additional LP Units or other securities of the Partnership, including issuing LP Units in exchange for units representing a limited partner's interest in NEICOP pursuant to exchanges under the Intercompany Agreement between NEIC and NEICOP dated as of December 29, 1997 (the "Intercompany Agreement"), subject to substantial contractual, securities law, federal income tax, and other restrictions. (PA Section 4.3). The authority of the General Partner is limited, however, in certain respects. See "Description of the Partnership Agreement--Amendment of Partnership Agreement," "Description of the Partnership Agreement--Restrictive Covenants" and "Description of the Partnership Agreement--Dissolution and Liquidation." No Limited Partner, in its capacity as a Limited Partner, may take part in the operation, management or control of the Partnership. (PA Section 8.2).

  The General Partner is reimbursed by the Partnership for all of its costs and expenses which are directly or indirectly related to the formation, capitalization, business or activities of the Partnership or any Operating Partnership. (PA Section 7.4(b)). Whenever the Partnership Agreement provides that the General Partner (or any of its Affiliates) is required to make a decision in its "discretion," the General Partner (or such Affiliate) may consider only such factors as it desires and has no duty to consider any interest of the Partnership or the Limited Partners. Whenever the Partnership Agreement provides that the General Partner (or any of its Affiliates) is required to make a decision in its "good faith" or under another express standard, the General Partner (or such Affiliate) is subject to such express standard and is not subject to any other standard imposed by the Partnership Agreement, any other agreement contemplated thereby, or applicable law. (PA
Section 7.9(b)).

REMOVAL OF GENERAL PARTNER AND TRANSFER OF GP UNITS

  The General Partner has agreed not to withdraw as general partner and to continue to act as general partner of the Partnership until termination of the Partnership pursuant to the Partnership Agreement, subject to the liquidation and dissolution of the Partnership and subject to its rights to transfer all of its GP Units as described below. (PA Section 13.1(a)).

  Subject to receipt of any necessary regulatory approvals, the General Partner may be removed by the holders of an aggregate of at least 80% of the outstanding Units entitled to vote, voting together as a class (an "Eighty Percent Interest") or, if the General Partner and its Affiliates' total interest is less than 33 1/3% of the outstanding Units, the General Partner may be removed by the holders of an aggregate of at least a majority of the outstanding Units entitled to vote, voting together as a class (a "Majority Interest"). In either case, the General Partner may be removed only if (i) in the event that the General Partner or one of its Affiliates is the Managing General Partner of NEICOP, the General Partner or such Affiliate has been (or is simultaneously) involuntarily removed as the managing general partner of NEICOP by the partners of NEICOP, (ii) a successor general partner is approved by a Majority Interest, and (iii) the Partnership has received an opinion of counsel that such action will not result in the loss of limited liability of a holder of LP Units or cause the Partnership or any Operating Partnership to be treated as an association taxable as a corporation for federal income tax purposes. (PA Section 13.1(b)).

  A successor general partner is required to purchase the GP Units of the former General Partner. All such purchases will be in cash (or in such other form of consideration acceptable to the former General Partner) for an amount equal to the fair market value of the interests purchased as of the date the successor General Partner

                              Page 3 of 11 Pages
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is admitted to the Partnership. Such value shall be determined by agreement between the former General Partner and the successor. If no agreement is reached within 30 days after the successor General Partner is admitted, such value shall be determined by a firm of independent appraisers jointly selected by the General Partner and its successor. (PA Section 13.2).

  The General Partner may transfer its GP Units upon the satisfaction of three conditions. First, all the General Partner's GP Units must be transferred and the transferee must assume all the rights and obligations of the General Partner under the Partnership Agreement. Second, the transfer must be to an Affiliate of the General Partner or in connection with the General Partner's merger or consolidation with or a transfer of all or substantially all of the General Partner's assets to another person and such transfer is approved by holders of an aggregate of more than 50% of the Units, other than Units held by the General Partner, any proposed purchaser, or their Affiliates. Third, the Partnership must receive an opinion of counsel that such transfer would not result in the loss of limited liability of any holder of LP Units or cause the Partnership or any Operating Partnership to be treated as an association taxable as a corporation for federal income tax purposes. Upon satisfaction of all such conditions, the transferee will automatically be admitted to the Partnership as the successor general partner and the transfer will not be deemed to be a withdrawal. The General Partner may exchange its GP Units for LP Units (or its LP Units for GP Units) without complying with these restrictions. (PA Section 4.2). The General Partner has the same rights with respect to the transfer of LP Units as other Unitholders. (PA Sections 11.1 and 11.2).

ALLOCATION OF PROFITS AND LOSSES; PARTNERSHIP DISTRIBUTIONS

  The Partnership Agreement provides that in determining the rights of the Unitholders for financial accounting and federal income tax purposes, items of income, gain, loss, deduction and credit will generally be allocated to the partners in accordance with their respective Percentage Interests (except for the allocation of certain expenses associated with NEIC's RUP, special allocations required under Code Section 704(c), and certain other items). (PA
Section 5.1(c)(i)).

  The Partnership Agreement provides that distributions will be made at the sole discretion of the General Partner. All distributions will be made to Unitholders pro rata in accordance with their respective Percentage Interests. (PA Section 5.2).

  For a description of the rights of Unitholders upon liquidation of the Partnership, see "Description of the Partnership Agreement--Dissolution and Liquidation."

  No Unitholder is entitled to preemptive rights with respect to the issuance or sale of LP Units or other securities by the Partnership. (PA Section 4.4). No Unitholder is required to make additional capital contributions to the Partnership pursuant to the terms of the Partnership Agreement. No Unitholder is entitled to the withdrawal or return of its capital contribution to the Partnership. (PA Section 8.4).

POWER OF ATTORNEY

  Each LP Unitholder, upon becoming a limited partner, grants to the General Partner an irrevocable power of attorney to execute and file certain documents in connection with the formation, qualification, continuance or dissolution of the Partnership, and certain other matters, and makes the consents and waivers contained in the Partnership Agreement. The power of attorney also conveys such authority as the General Partner may need to effect a Restructuring, including a Restructuring that results in benefits to one or more partners (including the General Partner and its affiliates) that are not enjoyed by all partners, and in disadvantageous consequences to one or more partners that are not suffered by all partners (including the General Partner and its affiliates). (PA Sections 2.4 and 12.4).

TRANSFER OF THE LP UNITS

  The LP Units are generally freely transferable, except as restricted by federal or state securities law. The Partnership Agreement provides that the record holder of any LP Unit, as shown in the Partnership's Units Register, will be treated as the owner for all purposes. (PA Section 10.4). A transfer of an LP Unit will not be

                              Page 4 of 11 Pages
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registered by the transfer agent or recognized by the Partnership unless three conditions are fulfilled. First, the transferor must execute the form of assignment on the back of the LP Certificate, or a written instrument of assignment to the same effect in form satisfactory to the transfer agent or the General Partner. Second, the transferee must execute the acceptance on the back of the LP Certificate, or a written instrument of assignment to the same effect in form satisfactory to the transfer agent or the General Partner, pursuant to which the transferee agrees to become a party to and be bound by the Partnership Agreement (including the powers of attorney therein and the General Partner's authority to effect a Restructuring). Third, the LP Certificate and such assignment and acceptance must be delivered to the transfer agent. Upon delivery of these documents to the transfer agent, the transfer will be registered on the Units Register and the transferee will become a substituted limited partner. Prior to such delivery, a transferee will not have any rights as a limited partner, including rights to distributions or to allocation of Partnership income, gain, loss, deduction or credit. (PA Sections 10.2, 10.4, and 12.2).

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed only by the General Partner. (PA Section 15.2).

  The General Partner may amend the Partnership Agreement without the consent of the holders of LP Units to effect a broad range of changes to the Partnership, including, among other matters, changes in the name or principal place of business, changes designed to promote compliance with or continued avoidance of various laws (including changes designed to ensure that the Partnership is not treated as a corporation for federal income tax purposes), changes in connection with a Restructuring (see "Description of the Partnership Agreement--Restructuring Authority"), changes to allow any and all of the Partnership's activities to be carried on by one or more Operating Partnerships, and other changes that in the good faith opinion of the General Partner do not adversely affect the Limited Partners in any material respect. (PA Section 15.1).

  Certain other amendments to the Partnership Agreement require the approval of a Majority Interest, or an Eighty Percent Interest (if the amendment would affect the economic equivalence of GP Units and LP Units), or a Majority of Minority Interest (if the amendment affects the General Partner's authority to perform a Restructuring). A Majority of Minority Interest means the holders of an aggregate of more than 50% of the outstanding LP Units entitled to vote, excluding those held by the General Partner or its Affiliates, voting together as a class. The approval of the holders of an aggregate of at least 95% of GP and LP Units voting together as a class (a "Ninety-Five Percent Interest") is required for any amendment unless the Partnership has received an opinion of counsel that such amendment would not result in the loss of limited liability of any LP Unitholder or result in the Partnership or any Operating Partnership being treated as an association taxable as a corporation for federal income tax purposes. No provision of the Partnership Agreement which establishes a percentage of the LP Units required to take or approve any action may be amended to reduce such voting requirement unless such amendment is approved by holders of LP Units holding such percentage of LP Units. (PA Sections 15.2 and 15.3).

RESTRICTIVE COVENANTS

  The Partnership Agreement provides that the General Partner will not cause the Partnership to issue LP Units to the General Partner or any of its Affiliates (except in connection with forfeiture upon failure to meet vesting requirements or other conditions under the Partnership's RUP) unless (a) the LP Units are of a class, or not materially different in their voting, distribution and liquidation rights from Units of a class, which is, prior to such issuance, listed or admitted to trading on a National Securities Exchange or quoted by NASDAQ and the Net Agreed Value of the Contributed Property being contributed in exchange for such LP Units is at least equal to the number of LP Units being so issued times the Unit Price of such LP Units; (b) such issuance is approved by a Majority of Minority Interest; or (c) the LP Units are issued pursuant to the Intercompany Agreement in exchange for units representing a partner's interest in NEICOP. For this purpose, the exchange by the General Partner of its GP Units for LP Units pursuant to Section 4.2 of the Partnership Agreement will not be treated as an issuance of LP Units. (PA
Section 17.1).

                              Page 5 of 11 Pages

  The General Partner has agreed in the Partnership Agreement not to permit, without the approval of a Majority Interest, the sale or other disposition of all or substantially all of the consolidated assets owned by the Partnership and any Operating Partnership. (PA Section 17.2).

MEETINGS; VOTING

  Unitholders of record on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote in person or by proxy at, Unitholder meetings and to act with respect to matters as to which written consents may be solicited. Any action that may be taken at a meeting of Unitholders, or any class thereof, may be taken without a meeting by written approvals of Unitholders holding Units at least equal to the number necessary to authorize or take such action. Prompt notice of the taking of action without a meeting shall be given to Unitholders who have not approved the taking of the action in writing. (PA Sections 16.1 and 16.4).

  The Partnership does not hold annual meetings, and the holders of LP Units have no right to participate in the election of the directors of the General Partner. Meetings of Unitholders may be called by the General Partner or by Unitholders holding at least 20% of the LP Units. A Majority Interest will constitute a quorum at such a meeting and, with certain exceptions, matters submitted to Unitholders will be determined by the affirmative vote of a Majority Interest. (PA Section 16.1). See "Description of the Partnership Agreement--Removal of General Partner and Transfer of GP Units," "Description of the Partnership Agreement--Amendment of Partnership Agreement," "Description of the Partnership Agreement--Restrictive Covenants" and "Description of the Partnership Agreement--Dissolution and Liquidation." See also "Description of the Partnership Agreement--Limitation on Certain Voting Rights."

  In the Intercompany Agreement, NEIC and NEICOP agree that the units representing a partner's interest in NEICOP ("NEICOP Units") held by NEIC will be "looked through" for the purposes of any vote of the unitholders of NEICOP. Whenever NEICOP solicits the votes of its unitholders on an issue, NEIC agrees to submit the same issue to its unitholders, and to vote its NEICOP Units for, against, withhold its vote, or abstain from voting, in the same proportions as are the units for which voting instructions are solicited by NEIC. NEIC also agrees to exercise its right to call for a meeting of the partners of NEICOP when it receives requests to do so from holders of LP Units representing (based on the NEICOP Exchange Ratio (as defined in the Amended and Restated Agreement of Limited Partnership of NEICOP, dated as of December 29, 1997 (the "NEICOP Partnership Agreement")) a number of NEICOP Units held by NEIC that is sufficient to call a meeting under the NEICOP Partnership Agreement.

LIMITATION ON CERTAIN VOTING RIGHTS

  To prevent any deemed assignment of the investment advisory contracts of NEIC, NEICOP and the investment management firms through which NEICOP operates (the "Investment Management Firms"), the Partnership Agreement includes provisions limiting the voting power of LP Units with respect to those matters on which the Unitholders have the right to vote. Under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), investment management agreements held by an investment advisor registered under that statute may not be assigned without the client's consent. Similarly, under the Investment Company Act of 1940, as amended (the "Investment Company Act"), investment management agreements between an advisor and its mutual fund clients terminate automatically upon assignment. Under both statutes, the term "assignment" includes direct assignment as well as assignments which may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of control of the advisor. The Investment Company Act presumes that any person holding 25% of the voting securities of any person "controls" such person.

  NEIC, NEICOP and the Investment Management Firms are currently subject to the foregoing provisions. Transfers of Units, including future sales of LP Units by Reich & Tang, Inc. ("RTI"), Metropolitan Life Insurance Company ("MetLife") and their affiliates may raise a question as to continuing control of the Partnership by MetLife and its affiliates. To lessen this concern, the Partnership Agreement provides that a Person or Group (which includes Affiliates and Associates of a Person, as defined in the Partnership Agreement)

                              Page 6 of 11 Pages
that owns (as defined in the Partnership Agreement) more than 20% of the combined voting power of the outstanding Voting Units shall have the right to vote not more than 20% of the outstanding Voting Units entitled to vote on an issue, and the remaining Voting Units owned by such Person or Group ("Excludable Units") shall not have voting rights and shall not be counted for quorum or Unitholder approval purposes. Excludable Units shall be allocated among persons who are members of a Group in accordance with such Person's pro rata share within such Group of the total number of Excludable Units owned by such Group. These provisions do not apply to MetLife, certain subsidiaries of MetLife, certain savings, profit sharing, unit or stock bonus and employee unit or stock ownership plans established by the Partnership or certain subsidiaries of the Partnership and other Persons or Groups approved by the General Partner. (PA Section 15.4).

  The foregoing limitation is intended to have the effect of decreasing the chance of an assignment under the Advisers Act and the Investment Company Act, which could occur in connection with future issuances of LP Units by the Partnership, sales of LP Units by MetLife or its affiliates, or open market trading of LP Units. However, no assurances can be given that such an "assignment" will not occur under these or other circumstances. Because MetLife controls the General Partner, it is possible that a change in control and assignment may occur at the levels of the Partnership and its investment advisory affiliates as a result of a change in control of MetLife upon a financing, combination, joint venture, acquisition or other transaction involving MetLife. Under these circumstances, the limitation on voting rights at the level of the Partnership would be of no effect in preventing an assignment.

  The limitation on voting may have the effect of making more difficult or of discouraging, absent the support of MetLife, a proxy contest, a merger or other combination involving the Partnership, a tender offer, an open-market purchase program or other purchase of LP Units that could give Unitholders an opportunity to realize a premium over the then-prevailing market price for their LP Units. However, because MetLife controls the General Partner, and the General Partner already exercises significant authority over the affairs of the Partnership as a limited partnership (see "Description of the Partnership Agreement--Purpose, Business and Management"), this effect is not considered significant.

  The NEICOP Partnership Agreement contains a similar voting restriction. For the purposes of applying this voting restriction, the NEICOP Partnership Agreement provides that persons are deemed to own both (1) the NEICOP Units that they own, and (2) an additional number of NEICOP Units equal to the product of (i) the percentage of the number of Units outstanding that they own, and (ii) the number of NEICOP Units owned by NEIC. This provision ensures that the voting restriction is applied to the combined voting power of each person or group in the affairs of NEICOP, including such person's direct ownership of NEICOP Units and such person's voting rights pursuant to the look-through voting provision described under "Description of the Partnership Agreement--Limitation on Certain Voting Rights."

INDEMNIFICATION

  The Partnership Agreement provides that certain persons (each, an "Indemnitee") will not be liable to the Partnership or to any partner for any action taken or omitted to be taken if the Indemnitee acted in good faith and such action or omission does not involve gross negligence or willful misconduct. In addition, the Partnership Agreement provides that the Partnership will indemnify an Indemnitee against any expenses (including legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed claim, demand, action, suit or proceeding to which the Indemnitee is or was an actual or threatened party and which relates to the Partnership Agreement or the property, business, affairs or management of the Partnership. This indemnity is available only if the Indemnitee acted in good faith and if the act or omission which is the basis of the claim, demand, action, suit or other proceeding does not involve the gross negligence or willful misconduct of such Indemnitee. Indemnitees include the General Partner, any affiliate of the General Partner (excluding any Operating Partnerships other than NEICOP), any person who is or was a director, officer, employee or agent of the General Partner or any such affiliate or the Partnership, or any person who is or was serving at the request of the General Partner or any such affiliate as a director, officer, partner, trustee, employee or agent of another person. In the sole discretion of the

                              Page 7 of 11 Pages

General Partner, the Partnership may, but shall not be required to, treat any Operating Partnership, any Affiliate of any Operating Partnership, or any person who is or was a director, officer, employee or agent of any Operating Partnership or Affiliate thereof as an Indemnitee with respect to any claim, demand, action, suit or other proceeding. Expenses subject to indemnity will be paid by the Partnership to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined that the Indemnitee is not entitled to indemnification. An Indemnitee shall not be denied indemnification in whole or in part because the Indemnitee had an interest in a transaction if the transaction was otherwise permitted by the terms of the Partnership Agreement. (PA Section 7.11).

LIMITED LIABILITY

  The liability of an LP Unitholder who does not take part in the control of the business of the Partnership and who acts in conformity with the provisions of the Partnership Agreement will generally be limited under Delaware law to the amount of such LP Unitholder's capital contribution to the Partnership in respect of such Unitholder's LP Units plus such Unitholder's share of the Partnership's assets and undistributed profits. Under certain circumstances, holders of LP Units may also be liable under Delaware law to return to the Partnership distributions from the Partnership to the extent that at the time of the distribution after giving effect thereto, all liabilities of the Partnership, other than liabilities to Unitholders on account of their interest in the Partnership, exceed the fair value of the Partnership's assets. Any such liability is not released by the sale of LP Units. Although the Partnership may conduct some level of direct or indirect operations in several U.S. jurisdictions other than Delaware, it is believed, but cannot be determined with certainty, that the limited liability of the holders of LP Units will be determined by reference to Delaware law.

BOOKS AND REPORTS

  The General Partner will keep books and records with respect to the Partnership's business at the principal office of the Partnership. The books of the Partnership will be maintained on an accrual basis, or on a cash basis adjusted periodically to an accrual basis, in accordance with generally accepted accounting principles and applicable law. (PA Section 9.1). The fiscal year of the Partnership is the calendar year. (PA Section 9.2). Each LP Unitholder will have the right, for a proper purpose reasonably related to the Unitholder's interest in the Partnership and at the Unitholder's own expense, to obtain true and full information regarding the Partnership, its income tax returns, the Units Register, a description and statement of the net agreed value of any capital contribution made or agreed to be made by each partner, copies of the Partnership Agreement and Certificate of Limited Partnership, and any other information regarding the affairs of the Partnership as may be just and reasonable. The General Partner may keep confidential from the Unitholders any information which it reasonably believes to be in the nature of trade secrets or the disclosure of which the General Partner in good faith believes could damage the Partnership or its business or be in violation of applicable law, or which is subject to a confidentiality agreement with third parties. (PA Section 8.5).

  As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the General Partner will cause to be prepared as of the last day of the fiscal year and promptly mailed to each record holder of LP Units reports audited by a nationally recognized firm of independent public accountants, containing financial statements of the Partnership for the fiscal year, including a balance sheet, statement of income, statement of Partner's capital and statement of cash flows. Quarterly reports for each of the first three fiscal quarters containing such financial and other information as the General Partner deems appropriate will be prepared no later than 45 days after the close of each such quarter and mailed promptly thereafter to each record holder of LP Units. (PA Section 9.3).

DISSOLUTION AND LIQUIDATION

  The Partnership will continue in existence until terminated pursuant to the Partnership Agreement. The Partnership can be dissolved upon: (a) the bankruptcy or dissolution of the General Partner, (b) an election of the General Partner to dissolve the Partnership pursuant to the General Partner's ability to effect a Restructuring

                              Page 8 of 11 Pages

(see "Description of the Partnership Agreement--Restructuring Authority") or
(c) an election of the General Partner to dissolve the Partnership which is approved by a Majority Interest. Upon the dissolution of the Partnership, unless the Partnership is reconstituted as hereinafter described, the General Partner, or, if the General Partner has been removed, dissolved or become bankrupt, a liquidator or liquidating committee selected by a Majority Interest, shall be the liquidator of the Partnership (the "Liquidator"). The Liquidator shall liquidate the assets of the Partnership and distribute the proceeds first to the creditors of the Partnership (including creditors who are partners) and then to the partners. Upon liquidation of the Partnership, federal income tax laws require distributions to be made in proportion to and to the extent of the positive balances in the Unitholder's capital accounts.

  The Liquidator may defer for a reasonable time the liquidation of any assets other than those necessary to satisfy liabilities of the Partnership, may set aside a reserve of cash or other assets for contingent liabilities and may distribute to the partners or classes of partners, in lieu of cash, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. (PA Sections 14.1, 14.3 and 14.4).

  Upon the dissolution of the Partnership, a Majority Interest may elect to reconstitute the Partnership, form a new partnership on terms identical to those of the Partnership Agreement, and choose a new general partner. If such an action is taken, all partners shall be bound by such action and shall be deemed to have consented to such action. In order for the Partnership to be reconstituted, the Partnership must have received an opinion of counsel that the reconstitution would not result in the loss of limited liability of any limited partner and neither the Partnership nor the reconstituted partnership would be treated as an association taxable as a corporation for federal income tax purposes. (PA Section 14.2).

RESTRUCTURING AUTHORITY

  In connection with a material possibility of the occurrence of either a Loss of Partnership Status or a Tax Realization Event, the Partnership Agreement confers on the General Partner broad authority to effect a Restructuring of the Partnership. (PA Section 12.4). A Loss of Partnership Status means an event or condition (including without limitation the public trading of Units, the ownership of Units by more than any particular number of persons, any failure of the Partnership to pay or decision by the Partnership not to pay the excise tax imposed by Code Section 7704(g)(3)(A), or any revocation by the Partnership of the election provided in Code Section 7704(g)) as a result of which the Partnership would cease to be treated as a partnership for federal income tax purposes. A Tax Realization Event means an event or condition as a result of which any Partner (or affiliate thereof) is reasonably likely to realize income for federal income tax purposes with respect to all or any part of the difference between the value of any property contributed by such Partner to the Partnership on or after June 30, 1993, and such Partner's basis in such contributed property for federal income tax purposes, other than as a result of a sale of such property by the Partnership exclusively for cash. No assurances can be given regarding the timing or form of any future Restructuring, which may be affected by changes in the tax laws as well as other factors beyond the control of the Partnership or the General Partner.

  The General Partner is obligated, in determining the form of any future Restructuring, to seek to accomplish the following objectives in the following order of priority, it being understood that if the accomplishment of any of the following objectives is, in the sole judgment of the General Partner, incompatible or inconsistent with the achievement of an objective with a higher priority, then the General Partner shall not be required to seek to accomplish such objective having a lower priority: (i) to prevent MetLife, and any other Partners that may have contributed appreciated property to the Partnership, from recognizing taxable gain as a result of a Tax Realization Event, (ii) to prevent the interest of MetLife and other non-Public Partners from being subject, directly or indirectly, to corporate-level federal income taxes, (iii) to preserve, to the extent reasonably practicable, a public market for the Public Partners' interests in the Partnership (or successor or affiliated entity) following a Loss of Partnership Status or Restructuring,
(iv) to preserve, to the extent the General Partner deems consistent with the status of the Partnership (or a successor or affiliated entity) as a partnership for federal income tax purposes, the ability of non-Public Partners to dispose of all or part of their interests in the Partnership (or a successor or affiliated entity that has publicly tradable interests) in the public market, and (v) to allow, to the extent reasonably

                              Page 9 of 11 Pages
practicable, Public Partners who do not desire continued immediate access to a public market for their interests following a Loss of Partnership Status or Restructuring to hold interests in an entity that is not subject to corporate-level federal income taxes. (PA Section 12.4(b)).

  The General Partner may seek to accomplish the foregoing objectives through a variety of actions, including without limitation the transfer of business assets of the Partnership to existing or new affiliated entities, the mandatory exchange of LP Units for interests in such affiliated entities and, as discussed above, the imposition of restrictions on the transferability of interests in the Partnership or affiliates of the Partnership, provided that no Restructuring may subject an LP Unitholder to liability to Partnership creditors without such LP Unitholder's consent. There can be no assurance that a Restructuring would in fact achieve any of the Restructuring objectives. Accomplishment of certain of the Restructuring objectives, including those with the highest priority, would possibly provide benefits to MetLife, the General Partner and other non-Public Partners which would not be enjoyed by Public Partners (e.g., the continuing ability to participate in an entity treated as a partnership for federal income tax purposes). Under the Partnership Agreement, the General Partner has the power to effect Restructurings that have such disparate consequences, without any requirement that the General Partner obtain the consent of any other Partner to such Restructuring. In addition, the Partnership Agreement relieves the General Partner and its affiliates from any fiduciary or other duties to the Partnership or any other Partner for any actions taken or omitted by the General Partner in good faith with respect to a Restructuring, notwithstanding that such actions or omissions may result in more favorable treatment of the LP Units held by MetLife, the General Partner and other non-Public Partners than the treatment of LP Units held by Public Partners.

  The federal income tax consequences to a Restructuring depend upon the time and form of the Restructuring, neither of which is known or knowable at the present time. As a result, it is not possible to predict with any accuracy the likely tax consequences of any future Restructuring.

APPLICABLE LAW

  The Partnership Agreement is governed by the internal laws of the State of Delaware, without giving effect to any conflicts or choice of law provision that would make applicable the substantive laws of any other jurisdiction. (PA
Section 18.10).

ITEM 2. EXHIBITS.

  1. Second Amended and Restated Agreement of Limited Partnership of New England Investment Companies, L.P. dated as of December 29, 1997.

  2. Form of Certificate Evidencing LP Units Representing Limited Partner Interests.

  3. Intercompany Agreement dated as of December 29, 1997, between NEIC and NEICOP.

                              Page 10 of 11 Pages

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NEW ENGLAND INVESTMENT COMPANIES, L.P.

                                             /s/ Edward N. Wadsworth
Dated: January 5, 1998                    By: _________________________________
                                            Edward N. Wadsworth
                                            Executive Vice President and
                                            General Counsel

                              Page 11 of 11 Pages

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBITS
 ------- -----------------------
  1      Second Amended and Restated Agreement of Limited Partnership of
         New England Investment Companies, L.P. dated as of December 29,
         1997.
  2      Form of Certificate Evidencing LP Units Representing Limited
         Partner Interests.
  3      Intercompany Agreement dated as of December 29, 1997, between
         NEIC and NEICOP.